SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: McDonald’s Corp.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_____________________________________________________________________________________________________________________________________________________________________

[This reference is to a webinar registration, available at https://us02web.zoom.us/webinar/register/WN_r9ijJrfBSFunN6JCyt79bQ ]

[This reference is to our website, https://ctwinvestmentgroup.com/vote-no]